UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*


(Name of Issuer)
VLOV, Inc.

(Title of Class of Securities)
Common

(CUSIP Number)
918258104

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

David Hill
Pope Asset Management, LLC
5100 Poplar Avenue Suite 805
Memphis TN  38137
901-763-4001

(Date of Event which Requires Filing of this Statement) 12/31/2009

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject
of this Schedule 13D, and is filing this schedule
because of 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 918258104


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pope Asset Management LLC  62-1871308

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of Shares Beneficially Owned by Each Reporting Person
With

7.
Sole Voting Power 343840

8.
Shared Voting Power 0

9.
Sole Dispositive Power  343840

10.
Shared Dispositive Power 0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
343840

The amount reported above includes aggregate of ownerhsip by Pope Asset Management, LLC and Pope Investments II LLC. Pope Asset Management, LLC is the investment adviser for Pope Investments II LLC. Pope Investments II LLC owns 343,840 shares of VLOV, Inc.
(formerly known as Sino Charter Inc.)
Therefore, Pope Asset Management, LLC, as investment advisor to Pope Investments II LLC could be deemed to be beneficial owners of 343,840 shares of VLOV, Inc.

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 2.15%


14.
Type of Reporting Person (See Instructions)
IA



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Pope Investments II LLC  26-0281944


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)

6.
Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting
Person With

7.
Sole Voting Power 343840

8.
Shared Voting Power 343840

9.
Sole Dispositive Power  343840

10.
Shared Dispositive Power 343840


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
343840


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 2.15%


14.
Type of Reporting Person (See Instructions)
00


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William P. Wells      426961338



2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of Shares Beneficially Owned by Each Reporting
Person With

7.
Sole Voting Power 343840

8.
Shared Voting Power 0

9.
Sole Dispositive Power  343840

10.
Shared Dispositive Power 0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
343840


The amount reported above includes aggregate of ownerhsip by Pope Asset Management, LLC and Pope Investments II LLC. William P. Wells is Chief Manager of Pope Asset Management, LLC. Pope Asset Management, LLC is the investment adviser for Pope Investments II LLC. Pope Investments
II LLC
owns 343,840 shares of VLOV, Inc. (formerly known as Sino Charter, Inc.) Therefore, William P. Wells as Chief Manager of Pope Asset Management, LLC, which serves as investment advisor to Pope Investments II LLC could be deemed to be beneficial owner of 343,840 shares of Sino Charter Inc.

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 2.15%


14.
Type of Reporting Person (See Instructions)
IN


Item
1.
Security and Issuer
Common shares of VLOV, Inc whose principal address is 11/F, XIAMEN GUANYIN SHAN INT'L
COML OPS CENTRE, HUBIN BEI RD.
XIAMEN, FUJIAN, CHINA

Item
2.
Identity and Background
(a)
This 13-D Form is filed by and on behalf of: (i) Pope Asset
Management, LLC, a Tennessee limited liability company ("Pope Asset"), (ii) Pope Investments II LLC, a Delaware limited liability company
("Pope Investments"); and (iii) William P. Wells ("Mr. Wells").
This statement updates that certain Schedule 13 D initially filed by and on behalf of Pope Asset, Pope Investments, and William P. Wells on or around August 18, 2008. Pope Asset is a registered investment adviser and serves as an investment adviser and/or manager to various persons, including Pope Investments. Pope Asset is the sole manager for Pope Investments and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments. The securities of the issuer reported in this statement were purchased at various times by Pope Asset, in its capacity as the sole manager of Pope Investments, for the account of and in the name of Pope Investments. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments. Pope Asset, Pope Investments and Mr. Wells each declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is,for the purposes of
Section 13(d) or 13 (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of Pope Asset, Pope Investments and Mr. Wells may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of
Section 13(d) or 13(g) of the Act.
Each of Pope Asset, Pope Investments and Mr. Wells declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of
Section 13(d) or 13(g) of the Act or any other purpose, (i) acting
(or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect tothe issuer or any securities of the issuer. Pope Investments, Pope Asset and Mr. Wells have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule
13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
5100 Poplar Avenue, Suite 805, Memphis, TN  38137

(c)
The principal business of each of the reporting persons is as follows:
(i) Pope 2 is a pooled investment company that is primarily invests in private equity, small public company investment opportunities that are more suited for a pooled investment company, short sell ideas, etc.
(ii) Pope Asset Management is registered investment advisor that manages client assets by implementing a global, multi-cap, value investment strategy investing in companies that are deemed to be undervalued relative to their intrinsic value. Pope Asset Management is the manager of Pope 2, and (iii) Mr. Wells is the Chief Manager of Pope Asset Management and Managing Member of Pope 2.

(d)
During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

(e)
During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors),nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

(f)
Citizenship. Pope Asset in a Tennessee limited liability company. Pope Investments II is a Delaware limited liability company.
William P. Wells is a U.S. citizen and resident of Tennessee.

Item
3.
Source and Amount of Funds or Other Consideration

The source of all funds invested in VLOV, Inc.
were funds from Pope Investments II. As reported in the Schedule 13 D filed by Pope Asset on or around August 18, 2008, acquired
5,600,000 shares of common stock of the Sino Charter, Inc., the former holding company prior to the reverse merger with VLOV, Inc.,from MMH Group, LLC in exchange for $229,600 of its own funds. Additional sources of consideration was in the form of a bridge loan, as described below, for a total amount of $400,000 of its own funds.

The parties to the initial transactions included:
Pope Investments II LLC, Ancora Group, and Matthew Hayden
(collectively, the "Buyers" and each a "Buyer").

No part of the purchase price paid by Pope Investments with respect to the transaction noted above is represented by funds or other consideration borrowed or otherwise obtained for purpose of acquiring, holding, trading or voting the securities.


Item
4.
Purpose of Transaction
The purpose of all of the acquisition of securities of the issuer was and remains to be for investment purposes only.


Describe any plans or proposals which the reporting persons may have which relate to or would result in:

On August 1, 2008, Pope 2 entered into an agreement
(the Stock Purchase Agreement) with MMH Group, LLC (whose managing partner, Matthew Hayden is the President, Chief Executive Officer, Secretary, and Chief Financial Officer of the Issuer) (the Stock Purchase Agreement). Pursuant to the terms and conditions of the Stock Purchase Agreement, Pope Investments acquired 5,600,000 shares of common stock of the Sino Charter, Inc., or approximately 51% of the issued and outstanding shares of common stock of the Sino Charter, Inc. Subsequently, on October 24, 2008, the company announced a 100:1 reverse stock split, which will reduce this amount held by Pope 2 effective on January 16, 2009.

The transaction contemplated by the Stock Purchase Agreement closed on August 1, 2008.

As part of the bridge loan financing entered into 2008, Pope Investments and the other Buyers were to provide a total of $550,000 in order to fund pre-auditing expenses, auditing services, and other necessary professional fees in order to help VLOV, Inc.
prepare for a reverse merger as described below. Per the bridge loan financing, Pope Investments and the other Buyers were entitled to additional shares once a reverse merger had been completed. The reverse merger was completed on February 13, 2009. As such, Pope Investments subsequently received a total of 287,840 shares of the Issuer's common stock.

Moreover, as part of this bridge loan financing, Pope Investments and the other Buyers were entitled to additional shares once additional financing was raised on behalf of the Issuer during the reverse merger process. This new financing occurred on September 29, 2009. As such, Pope Investments is entitled to receive 116,368 additional shares of the Issuer's common stock. This has not yet been received.

The reverse merger consisted of Sino Charter, Inc. acquiring a business engaged in the design, sourcing, marketing and distribution of casual apparel and clothing products in the Peoples
Republic of China (China or the PRC) pursuant to a Share
Exchange Agreement (the Exchange Agreement) by and among
Sino Charter, Inc., Peng Xiang Peng Fei Investments Limited, a company incorporated in the British Virgin Islands (Peng Xiang), and the shareholders who, immediately prior to the closing of the transactions contemplated by the Exchange Agreement, collectively held 100% of Peng Xiangs issued and outstanding share capital (the BVI Shareholders). Peng Xiang is a
holding company that, through its wholly owned subsidiary, Korea Jinduren (International) Dress Limited, a company incorporated in Hong Kong Special Administrative Region (Korea Jinduren), controls Jinjiang Yinglin Jinduren Fashion Limited, a company organized in the PRC (Yinglin Jinduren, and along with Peng Xiang and Korea Jinduren are collectively referred to as VLOV), by a series of contractual arrangements.

On March 20, 2009, Sino Charter, Inc. effectively changed its name to VLOV, Inc. per the Issuer's 8-K filed on the same date.



Item
5.
Interest in Securities of the Issuer

(a) Each of the Reporting Persons is deemed to beneficially own 343,840 shares of common stock of the Issuer (constituting 2.15% of the Issuers issued and outstanding common stock).

The calculation of the foregoing percentage is on the basis of 16,000,000 shares of the issuers common stock outstanding as disclosed in the issuers
Form 10-Q for the quarter ended September 30, 2009 as filed on November 12, 2009.

Pope Asset, as the manager of Pope Investments, may also be deemed to beneficially own the above described securities of the issuer owned by Pope Investments.

Mr. Wells, as the manager of Pope Asset, may also be deemed to beneficially own the above-described securities of the issuer beneficially owned by Pope Asset.The foregoing should not be construed in and of itself as an admission by Pope Asset or Mr. Wells as to the beneficial ownership of securities of the issuer held by Pope Investments.

(b) Pope Investments may be deemed to hold shared power to vote and to dispose of the 343,840 shares of common stock described in (a) above. Pope Asset and Mr. Wells may be deemed to hold shared power to vote and to dispose of the 343,840 shares of the issuer's common stock described in (a) above.
The foregoing should not be construed in and of itself as an admission by Pope Asset or Mr. Wells as to the beneficial ownership of the securities of the issuer held by Pope Investments.

(c)  None.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from,or proceeds from the sale of, the shares of issuer's common stock reported in this statement.

(e)  September 29, 2009.

Pope Asset and Mr. Wells do not directly own any shares of the issuer's Common Stock. Pope Asset is the sole Manager of Pope Investments. Mr. Wells is the Manager of Pope Asset.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments.
Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section
13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item
6.
Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

Except for the Stock Purchase Agreement and the bridge loan agreement described in Item 4 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None.


Item
7.
Material to Be Filed as Exhibits

Exhibit "A": Joint filing Agreement, dated as of February 12, 2010, by and among Pope Investments, Pope Asset and Mr. Wells.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  02/16/2010



JOINT FILING AGREEMENT

(i) Each of the undersigned is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of the undersigned is responsible for the timely filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  February 16, 2010

POPE INVESTMENTS II LLC
By:Pope Investments II LLC /s/ William P. Wells, Managing Member
By:Pope Asset Management, LLC, /s/William P. Wells, President
By:WILIAM P. WELLS /s/William P. Wells Signature

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.